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                          May 13, 2024

       Or Offer
       Chief Executive Officer
       Similarweb Ltd.
       33 Yitzhak Rabin Rd.
       Givatayim 5348303, Israel

                                                        Re: Similarweb Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 10, 2024
                                                            File No. 333-279295

       Dear Or Offer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Crispino at 202-551-3456 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Penny J. Minna